Exhibit 99.1

Novonix Limited

ACN 157 690 830

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) for 2026 will be hosted as a hybrid meeting (both virtually and in person) at:

Date:	15 April 2026
Time:	9am (Brisbane time)
Venue:	Online at https://meetings.openbriefing.com/NVXAGM26; and
In person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD

(the Meeting).

The Company will hold the Meeting as a hybrid meeting, comprising a virtual meeting as well as an in-person meeting.

The Company will provide Shareholders with the opportunity to attend and participate in the virtual Meeting through an online meeting platform, where Shareholders will be able to watch, listen, submit written questions and vote online. Further instructions for attending via the online platform are set out in the Voting Notes below and in the Virtual Meeting Online Guide, which will be made available on the Company's website. All Shareholders and proxyholders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxyholders will also be able to participate in the Meeting, including asking questions either online or via telephone if attending the Meeting through the online platform. If your holding cannot be verified by the moderator, you will attend the Meeting as a visitor and will not be able to ask a question.

More information about online and phone participation in the Meeting (including asking questions via the virtual platform or phone) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum. The Explanatory Memorandum form part of this Notice of Meeting.

Agenda

The agenda for the meeting is as follows:

Ordinary Business

Financial Statements and Reports

To receive and consider the financial statements of the Company and the reports of the Directors (Directors' Report) and Auditors for the financial year ended 31 December 2025 (FY25 Annual Report).

Resolution 1: Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

'That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as set out in the Directors' Report for the financial year ended 31 December 2025.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Resolution 2: Re-election of Director – Admiral Robert J Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Admiral Robert J Natter who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers himself for re-election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 3: Re-election of Director – Mr Ronald Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Ronald Edmonds who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers himself for re-election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 4: Approval of Performance Rights Plan

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 7.2 (Exception 13) and for all other purposes, the Company's Performance Rights Plan, as set out in Explanatory Memorandum, and the issue of securities under the Company's Performance Rights Plan, be approved.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 5: Issue of FY26 Performance Rights to Mr Michael O’Kronley

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 5,862,567 Performance Rights under the Performance Rights Plan to the Chief Executive Officer and Managing Director, Mr Michael O’Kronley or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 6: Issue of FY26 Share Rights to Phillips 66 Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Phillips 66 Company, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 7: Issue of FY26 Share Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 8: Issue of FY26 Share Rights to Mr Tony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director Mr Tony Bellas or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 9: Issue of FY26 Share Rights to Ms Sharan Burrow AC

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director Sharan Burrow AC or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 10: Issue of FY26 Share Rights to Mr Ronald Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director and Chairman Mr Ronald Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 11: Issue of FY26 Share Rights to Admiral Robert J Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director and Deputy Chairman Admiral Robert J Natter, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Resolution 12: Issue of FY26 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 195,938 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Special Business

Resolution 13: Approval of additional 10% placement capacity under Listing Rule 7.1A

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

'That, for the purposes of Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of (or the agreement to issue) such number of equity securities equivalent to a maximum of 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2, over a 12-month period from the date of the Meeting, at a price not less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions described in the Explanatory Memorandum which accompanies this Notice.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Detailed explanations of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

By order of the Board of Directors

/s/ Suzanne Yeates
Suzanne Yeates
Company Secretary
16 March 2026
Dated

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid ordinary shares at 7:00pm (Sydney time) on 13 April 2026 will be taken to be holders of ordinary shares for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•
using the online platform;
•
by proxy;
•
by corporate representative (if the Shareholder is a corporation); or
•
by attorney.

Attending and Voting via the Online Platform

We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the Meeting using the instructions below:

•
Enter https://meetings.openbriefing.com/NVXAGM26 into a web browser on your computer or online device;
•
Shareholders will need their SRN or HIN (found on holding statements or at the top of the Proxy Form); and
•
Proxyholders will need their proxy code which MUFG Corporate Markets (AU) Limited will provide via email prior to the Meeting.

Online voting will be open between 15 minutes before the commencement of the Meeting at 9am (Brisbane time) on 15 April 2026 and the time that is five minutes after the Chair closes the Meeting.

More information about online participation in the Meeting (including asking questions via the virtual platform) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Attendance in person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 9am (Brisbane time) on 13 April 2026.

Proxy Forms can be submitted in four ways:

•
Online at au.investorcentre.mpms.mufg.com

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

•
By mail to the following postal address using the enclosed return envelope:

NOVONIX Limited

c/- MUFG Corporate Markets (AU) Limited Locked Bag A14

Sydney South NSW 1235 Australia

•
By facsimile to +61 2 9287 0309
•
By hand to:

MUFG Corporate Markets (AU) Limited Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chair of the Meeting intends to vote undirected proxy votes in favour of resolutions 1 to 12 (subject to the voting exclusions below).

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to MUFG Corporate Markets.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on the resolutions to be considered at the Meeting. These voting exclusions are described below.

The Corporations Act prohibits votes being cast (in any capacity) on Resolution 1: Remuneration Report by or on behalf of any of the following persons:

(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

However, a person described above (the voter) may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above, and either:

(c)
the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or
(d)
the voter is the Chair of the Meeting and the appointment of the Chair as proxy:
(ii)
does not specify the way the proxy is to vote on this Resolution; and
(ii)
expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a)
the below named person or class of persons excluded from voting; or
(b)
an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 4: Approval of Performance Rights Plan	Any person who is eligible to participate in the Performance Rights Plan
Resolution 5: Approval of issue of FY26 Performance Rights to Mr Michael O'Kronley
•
Mr Michael O’Kronley and any other person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Performance Rights Plan
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 6: Approval of issue of FY26 Share Rights to Phillips 66 Company
•
Phillips 66 Company and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 7: Approval of issue of FY26 Share Rights to Mr Nick Liveris
•
Mr Nick Liveris and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 8: Approval of issue of FY26 Share Rights to Mr Tony Bellas
•
Mr Tony Bellas and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Resolution	Persons excluded from voting
Resolution 9: Approval of issue of FY26 Share Rights to Ms Sharan Burrow AC
•
Ms Sharan Burrow AC and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 10: Approval of issue of FY26 Share Rights to Mr Ronald Edmonds
•
Mr Ronald Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 11: Approval of issue of FY26 Share Rights to Admiral Robert J Natter
•
Admiral Robert J Natter and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 12: Approval of issue of FY26 Share Rights to Ms Jean Oelwang
•
Ms Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 13: Approval of additional 10% placement capacity under Listing Rule 7.1A

As at the date of this Notice, the Company is not proposing to make an issue of equity securities under Listing Rule 7.1A.

In the event that between the date of the Notice and the date of the Meeting, the Company proposes to make an issue of equity securities under Listing Rule 7.1A, the Company will disregard any votes cast in favour of Resolution 13 by any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Shares).

However, this does not apply to a vote cast in favour of a Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

(i)
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
(ii)
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

Resolutions 1 to 12 are Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution. Resolution 13 is a Special Resolution, which means that, to be passed, the item needs the approval of at least 75% of the votes cast by Shareholders entitled to vote on the Resolution.

Note that, in the event that the Company does not meet the requirements of an 'Eligible Entity' for the purposes of Listing Rule 7.1A (within the meaning of Chapter 19 of the Listing Rules) on the last trading day before the date of the Meeting, the Chairman will withdraw Resolution 13.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Explanatory Memorandum

This Explanatory Memorandum (including any annexures) forms part of the notice convening the Annual General Meeting of Novonix Limited to be held at 9am (AEST) on 15 April 2026.

Financial Statements and Reports

As required by section 317 of the Corporations Act, the financial report, the sustainability report, the Directors’ Report and the auditor’s report of the Company and its consolidated entities for the most recent financial year (namely the period ended 31 December 2025) will be laid before the Meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a Shareholder resolution on this item. Accordingly, there will be no resolution put to the Meeting.

In addition to asking questions at the Meeting, Shareholders may address written questions to the Chair about the management of the Company or to the Company's auditor, PwC, if the question is relevant to:

•
the content of the auditor's report; or
•
the conduct of the business of the annual financial report to be considered at the meeting.

Written questions from Shareholders must be submitted by no later than 5 Business Days before the Meeting to the Company at the Company's registered office.

Resolution 1: Remuneration Report

The Remuneration Report is required to be considered by Shareholders in accordance with section 250R of the Corporations Act.

The Remuneration Report for the year ended 31 December 2025:

•
explains the Board’s policy for determining the nature and amount of remuneration of the Company's Directors and executive officers;
•
explains the relationship between the Board’s remuneration policy and the Company’s performance;
•
sets out remuneration details for each Director and each of the Company's executives and group executives named in the Remuneration Report for the financial year ended on 31 December 2025; and
•
details and explains any performance conditions applicable to the remuneration of executive Directors and other executive officers.

The Remuneration Report, contained in the Company's FY25 Annual Report, is available on the Company's website at https://www.novonixgroup.com/.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the Meeting. Ordinary Shareholders will be asked to vote on a resolution to adopt the Remuneration Report. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or the Company. The Board will take the discussion at the Meeting into consideration when determining the Company's remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 1.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Resolutions 2 and 3 – Re-election of Directors

Listing Rule 14.4 and rule 19.3 of the Company's Constitution provide that a Director of the Company must not hold office without re-election past the third annual general meeting following the Director's appointment.

Admiral Robert J Natter and Mr Ronald Edmonds were last re-elected to the Board, as non-executive directors, at the Company's 2023 Annual General Meeting. Accordingly, each of Admiral Robert J Natter and Mr Ronald Edmonds offer themselves for re-election as Directors of the Company at this Meeting.

Admiral Robert J. Natter serves as our Deputy Chairman and Non-executive Director effective as of July 1, 2025. He previously served as an Chairman and Non-executive director from November 30, 2021, an Executive Director from September 30, 2020 and has been a Director since 2017. He retired from active military service with the U.S. Navy in 2003 and has 20 years' experience in the private sector of the U.S. and Australia markets. During his Navy career, Admiral Natter served as the Commander of the U.S. Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there. He is on the Board and chairs the Governance and Compensation Committee and the Government Security Committee of Allied Universal Security Company with over 800,000 employees worldwide. He also served on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California, until 2023. Admiral Natter also serves on the U.S. Naval Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Mr. Ronald Edmonds serves as our Chairman effective as of July 1, 2025. Mr. Edmonds joined our Board as a Non-executive Director in October 2022. Effective August 1, 2024, the Board appointed Mr. Edmonds to an interim role as Executive Officer - Finance to ensure a smooth transition of the CFO role to Mr. Long. From 2009 to June 2024, Mr. Edmonds was the formerly the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer of Dow, a materials science company with 2023 sales of $45 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds led all aspects of Dow’s Controllers & Tax organizations, overseeing 1,250 employees and was responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations & strategy, and tax controversy globally for 500 legal entities. He oversaw all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow.

Directors' recommendation

The Directors (with the relevant candidate abstaining) unanimously recommend that Shareholders vote in favour of Admiral Robert J Natter and Mr Ronald Edmonds each being re-elected as a Director.

Resolution 4 – Approval of Performance Rights Plan

Resolution 4 seeks Shareholder approval of the NOVONIX Limited Performance Rights Plan for the purposes of Listing Rule 7.2, Exception 13.

Background to the Performance Rights Plan

The Performance Rights Plan was established in 2015 and was subsequently approved by Shareholders at the 2018 Annual General Meeting and most recently at the Extraordinary General Meeting held on 22 January 2025 (2025 EGM). The plan has been developed to assist the Company to better align the interests of its current and future Directors and executive management and senior leadership teams with

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

the interests of its Shareholders, by linking part of their remuneration with the financial performance of the Company and therefore, drive the Company's performance.

Under the Performance Rights Plan, NOVONIX intends to grant Performance Rights to participants at no cost. Each Performance Right, once vested, will entitle the participant to acquire one Share, at no cost to the participant.

Shareholder approval

Listing Rule 7.1 provides that during any 12 month period, a listed company must not (subject to certain exceptions), issue any equity securities, including securities with rights of conversion to equity, in excess of the Company's Placement Capacity without the approval of its shareholders.

Listing Rule 7.2, Exception 13 provides that an issue of securities under an employee incentive scheme which has been approved by shareholders within the three year period prior to the issue date will not require further shareholder approval under Listing Rule 7.1. Accordingly, if Shareholders approve Resolution 4, any Performance Rights issued by the Company under the Performance Rights Plan (up to the maximum of 35,000,000 Performance Rights) will be disregarded when calculating the Company's available Placement Capacity.

Further, any Shares issued on conversion of the Performance Rights issued under the Performance Rights Plan within 12 months of a particular reference date will be used to calculate the Company's overall Placement Capacity (thereby increasing the Company's capacity under Listing Rule 7.1).

At the 2025 EGM, the Performance Rights Plan was approved by Shareholders for the purposes of Listing Rule 7.2, Exception 13 on the basis that the maximum number of equity securities proposed to be issued under the Performance Rights Plan for a three year period will not exceed 35,000,000 Performance Rights. Once this maximum number is exceeded, any issue of securities under the Performance Rights Plan will count towards the Company's Placement Capacity, thereby reducing the number of available equity securities which the Company may issue without shareholder approval. The Company has issued 17,637,162 Performance Rights under the Performance Rights Plan since the 2025 EGM. The Board is empowered to operate the Performance Rights Plan and grant Performance Rights to eligible participants in accordance with the Listing Rules and on the terms set out in Annexure A of this Explanatory Memorandum.

The Company is seeking the approval of Shareholders under Listing Rule 7.2, Exception 13 to issue up to 35,000,000 equity securities under the Performance Rights Plan without Shareholder approval over the next three years from the date of the Meeting. The terms of the Performance Rights Plan are set out at Annexure A and have not materially changed since it was last approved by Shareholders at the 2025 EGM.

If Resolution 4 is passed, the Performance Rights Plan will be approved and the Company will be permitted to issue up to 35,000,000 securities under the Performance Rights Plan without Shareholder approval for a period of three years from the Meeting (or sooner if there is a material change to the terms of the Performance Rights Plan) without reducing the Company's available Placement Capacity.

If Resolution 4 is not passed, the Performance Rights Plan will not be approved. However, since the Performance Rights Plan was approved at the 2025 EGM, the Company will still be permitted to issue up to 35,000,000 securities under the Performance Rights Plan without obtaining Shareholder approval until 22 January 2028 (or sooner if there is a material change to the terms of the Performance Rights Plan) without reducing the Company's available Placement Capacity.

Requirements of Listing Rule 7.2, Exception 13

In accordance with Listing Rule 7.2, Exception 13, the following information is provided in relation to Resolution 4:

(a)
A summary of the terms of the Performance Rights Plan is provided in Annexure A to this Explanatory Memorandum.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

(b)
17,637,162 Performance Rights have been issued under the Performance Rights Plan since it was last approved by Shareholders at the 2025 EGM.
(c)
The maximum number of equity securities proposed to be issued under the Performance Rights Plan following approval of Resolution 4 shall not exceed 35,000,000.
(d)
A voting exclusion statement is included in this Notice.

Resolution 5 – Issue of FY26 Performance Rights

Introduction

To incentivise Mr Michael O'Kronley to work towards the long term growth of the Company and align his interests with the interests of Shareholders, the Company proposes, subject to Shareholder approval, to issue the following Performance Rights to Mr Michael O'Kronley under the Performance Rights Plan:

Name	Number
FY26 Performance Rights	5,862,567 Performance Rights

Resolution 5 seeks Shareholder approval for the grant of 5,862,567 Performance Rights to Mr Michael O'Kronley under the terms of the Company's existing Performance Rights Plan (FY26 Performance Rights).A summary of the terms of the Performance Rights Plan is set out in Annexure A.

The FY26 Performance Rights will only vest upon satisfaction of the vesting conditions (see below for further details) which will be measured over the three year period from 1 January 2026 to 31 December 2028 (FY26 Performance Period).

Subject to the satisfaction of the vesting conditions described below and to any adjustment in accordance with the rules of the Performance Rights Plan, Mr Michael O'Kronley will receive one Share for each vested FY26 Performance Right.

Any FY26 Performance Rights which remain unvested as at the vesting date (being 31 December 2028) will lapse.

Shareholder Approval under Listing Rule 10.14

Listing Rule 10.14 provides that a listed company must not permit any of the following persons to acquire equity securities under an employee incentive scheme:

(a)
(Listing Rule 10.14.1) a director of the company;
(b)
(Listing Rule 10.14.2) an associate of a director of the company; or
(c)
(Listing Rule 10.14.3) a person whose relationship with the company or a person referred to in Listing Rule 10.14.1 or 10.14.2 is such that, in ASX's opinion, the acquisition should be approved by its shareholders, unless it first obtains the approval of its shareholders.

The proposed issue of the FY26 Performance Rights to Mr Michael O’Kronley under the Performance Rights Plan falls within Listing Rule 10.14.1 and therefore requires Shareholder approval under Listing Rule 10.14. Accordingly, Resolution 5 seeks Shareholder approval under Listing Rule 10.14 for the issue of FY26 Performance Rights to Mr Michael O’Kronley.

Listing Rule 7.2 (Exception 14) provides that an issue of securities made with the approval of shareholders under Listing Rule 10.14 will not require further shareholder approval under Listing Rule 7.1. Accordingly, if Shareholders approve Resolution 5, the issue of the FY26 Performance Rights will not count towards the Company's Placement Capacity calculated under Listing Rule 7.1.

If Resolution 5 is passed, the Company will be able to validly issue the FY26 Performance Rights to Mr Michael O’Kronley and those securities will not be counted towards the Company's Placement Capacity.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

If Resolution 5 is not passed, the Company will not be able to proceed with the issue and will be required to seek alternative arrangements to compensate/incentivise Mr Michael O’Kronley.

Information required by Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 5:

(a)
The person participating in the issue is Mr Michael O’Kronley (or his nominee).
(b)
Mr Michael O’Kronley is a director of the Company and therefore falls within the category set out under Listing Rule 10.14.1. Any person nominated by Mr Michael O’Kronley to receive the FY26 Performance Rights would likely fall within the categories set out under Listing Rule 10.14.2 (as an associate of Mr O'Kronley's) or Listing Rule 10.14.3 (as a person whose relationship with Mr O'Kronley is such that, in ASX's opinion, the acquisition should be approved by the Company's Shareholders).
(c)
The maximum number of securities to be issued is 5,862,567 Performance Rights.
(d)
Mr Michael O’Kronley's current total remuneration package consists of:
(i)
Total Fixed Remuneration (TFR) of USD$600,000 (comprising base salary);
(ii)
Short Term Incentive target of 100% of TFR, subject to achievement of performance-based targets that will be determined by the Board as part of the established annual remuneration review process;
(iii)
Long Term Incentive target of USD$1,700,000 to be converted into a fixed number of performance rights based on the market value of the Company's Shares at the time of grant and which will vest subject to achievement of vesting conditions that will be determined by the Board as part of the established annual remuneration review process;
(iv)
Nil Options currently on issue; and
(v)
3,723,971 Performance Rights currently on issue.

Further details regarding Mr Michael O’Kronley's remuneration package will be set out in the Remuneration Report in the Company's FY25 Annual Report.

(e)
3,723,971 Performance Rights have previously been issued to Mr Michael O’Kronley under the Performance Rights Plan.
(f)
A summary of the material terms of the FY26 Performance Rights and the value the Company attributes to the FY26 Performance Rights is set out below. The proposed issue of securities to Mr Michael O’Kronley has been structured as an issue of Performance Rights to create share price alignment between Mr Michael O’Kronley and Shareholders.
(g)
The FY26 Performance Rights will be issued no later than 12 months after the date of the Meeting, or such later date to the extent permitted by any ASX waiver, the Listing Rules (which is no later than 3 years after the date of the Meeting in accordance with Listing Rule 10.15.7) or any modification of the Listing Rules.
(h)
The FY26 Performance Rights will be issued for nil cash consideration, and therefore no funds will be raised from the issue.
(i)
A summary of the material terms of the Performance Rights Plan is set out in Annexure A to this Explanatory Memorandum.
(j)
No loan has been or will be provided to Mr Michael O’Kronley in relation to the issue of the FY26 Performance Rights.
(k)
Details of any securities issued to Mr Michael O’Kronley under the Performance Rights Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

securities under the Performance Rights Plan after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under that rule.
(l)
A voting exclusion statement has been included in this Notice.

Material terms of the FY26 Performance Rights

Overview

The proposed grant date of the FY26 Performance Rights is 15 April 2026.

The number of FY26 Performance Rights which vest (and therefore convert into Shares) will depend on the extent to which the vesting conditions applicable to the FY26 Performance Rights (Vesting Conditions) have been satisfied during the FY26 Performance Period (being the three year period from 1 January 2026 to 31 December 2028).

If any of the FY26 Performance Rights have vested as at the Vesting Date of 31 December 2028, Mr Michael O'Kronley will be allocated the relevant number of Shares as soon as practicable following the Vesting Date (anticipated to be in February 2029).

The Company may decide, in its absolute discretion, to substitute the issue of Shares to Mr Michael O'Kronley on vesting of the FY26 Performance Rights (if any), with payment of an equivalent cash amount calculated by multiplying the number of Shares Mr O'Kronley would have been issued by the market value of those Shares on the vesting date.

Any FY26 Performance Rights which remain unvested as at the vesting date (being 31 December 2028) will lapse.

Vesting Conditions

The Vesting Conditions have been set so as to align the interests of key management personnel with those of Shareholders.

The FY26 Performance Rights to be granted are 100% tested against a 3-year relative Total Shareholder Return measure (Relative Total Shareholder Return Measure). Provided the Relative Total Shareholder Return Measure has been satisfied, the number of Shares awarded may be further adjusted, in turn, by a Revenue Target Modifier if certain revenue targets for the Company are achieved.

These measures are further described below.

Vesting Condition – Relative Total Shareholder Return Measure

The Company must achieve a positive total shareholder return (TSR) during the FY26 Performance Period. If a positive TSR is not achieved, then the TSR Vesting Condition cannot be satisfied.

The Company's TSR will be measured by the growth in the price of the Company's Shares on ASX during the FY26 Performance Period, taking into account any dividends and distributions paid during this time.

The TSR Vesting Condition relates the Company's TSR ranking against a select group of comparable listed battery technology entities, primarily domiciled in North America and Australia (Comparable Entities), during the FY26 Performance Period (see table of Comparable Entities below).

The Company's relative TSR ranking as compared to the Comparable Entities at the end of the FY26 Performance Period will determine the number of FY26 Performance Rights that will vest, as follows:

TSR ranking	% of FY26 Performance Rights that vest
Below the 35th percentile	0% of FY26 Performance Rights will vest
At the 35th percentile	25% of FY26 Performance Rights will vest
At or above the 60th percentile	100% of FY26 Performance Rights will vest
Above the 35th percentile and below the 60th percentile	Pro rata vesting between 25% and 100%

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

The Comparable Entities are listed below. The Board may determine to adjust a Comparable Entity's TSR performance, or remove the entity from the comparator group, upon the occurrence of certain corporate events affecting the entity.

Symbol	Comparator Entity	Country
AMPX	Amprius Technologies, Inc.	USA
ASPN	Aspen Aerogels, Inc.	USA
BLNK	Blink Charging Co.	USA
CHPT	ChargePoint Holdings, Inc.	USA
EVGO	EVgo, Inc.	USA
CNSX: PHOS	First Phosphate Corp.	Canada
FLNC	Fluence Energy, Inc.	USA
CNSX: HG	HydroGraph Clean Power Inc	Canada
ASX: INR	ioneer Ltd	Australia
ASX: LKE	Lake Resources NL	Australia
TSX: GRA	NanoXplore Inc.	Canada
ASX: NMT	Neometals Ltd	Australia
NEXT	NextDecade Corporation	USA
NOU	Nouveau Monde Graphite Inc.	Canada
OUST	Ouster, Inc.	USA
QS	QuantumScape Corporation	USA
TSXV: AMY	RecycLiCo Battery Materials Inc.	Canada
ASX: RNU	Renascor Resources Limited	Australia
SES	SES AU Corporation	USA
SLDP	Solid Power, Inc.	USA
ASX: SYR	Syrah Resources Limited	Australia
TE	T1 Energy Inc.	USA
ASX:TLG	Talga Group Ltd	Australia
WWR	Westwater Resources, Inc	USA

Revenue Target Modifier

The number of FY26 Performance Rights that will vest upon satisfaction of the Relative Total Shareholder Return Measure discussed above will be adjusted based on the Company meeting certain revenue milestones in respect of the 2028 Financial Year (assessed as at 31 December 2028), as follows:

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Multiplier	Revenue target (USD)
0.7x Number of FY26 Performance Rights that have vested	Up to 50% of budgeted revenue for FY2028
1.5x Number of FY26 Performance Rights that have vested	At or greater than 100% of budgeted revenue for FY2028
Pro rata between 0.7x and 1.5x	Above 50% and below 100% of budgeted revenue for FY2028.

Notwithstanding the Revenue Target Modifier, the total number of FY26 Performance Rights that can vest shall not exceed 5,862,567 Performance Rights (which is the total number of FY26 Performance Rights proposed to be issued to Mr Michael O’Kronley).

No revenue multiplier will apply if the minimum threshold of the Relative Total Shareholder Return Measure (35th percentile) has not been satisfied (in which case, no FY26 Performance Rights will have vested).

Some worked examples are set out below.

Example 1: If:

•
the TSR for the FY26 Performance Period was calculated under the Relative Total Shareholder Return Measure to be at the 35th percentile, resulting in 25% of the FY26 Performance Rights vesting (being 1,465,642 FY26 Performance Rights); and
•
the Company achieved revenue for FY2028 equal to 100% of the budgeted revenue for FY2028,

then the number of FY26 Performance Rights that will vest shall equal 2,198,463 FY26 Performance Rights (i.e. 1,465,642 x 1.5 multiplier).

Example 2: If:

•
the TSR for the FY26 Performance Period was calculated under the Relative Total Shareholder Return Measure to be at the 60th percentile, resulting in 100% of the FY26 Performance Rights vesting (being 5,862,567 FY26 Performance Rights); and
•
the Company achieved revenue for FY2028 equal to 100% of the budgeted revenue for FY2028,

then the number of FY26 Performance Rights that will vest shall equal 5,862,567 FY26 Performance Rights, on the basis that the total number of FY26 Performance Rights that can vest will be capped at the maximum number of FY26 Performance Rights to be issued to Mr Michael O’Kronley (i.e. 5,862,567 x 1.5 multiplier equals 8,793,850 Performance Rights, but this number is capped at a maximum of 5,862,567).

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act and includes directors of a company. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of FY26 Performance Rights under the Performance Rights Plan constitutes the giving a financial benefit, and Mr Michael O’Kronley (who is a director of the Company) is a related party of the Company.

Section 211 of the Corporations Act provides an exception to the prohibition in Chapter 2E of the Corporations Act, such that shareholder approval is not required where the financial benefit is given to a

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

related party as an officer or employee of the Company and to give the remuneration would be reasonable given the circumstances of the company and the related party's circumstances (including the responsibilities involved in the office or employment) (Reasonable Remuneration Exception).

The Directors consider that the proposed grant of the FY26 Performance Rights to Mr Michael O’Kronley (as contemplated in Resolution 5) falls within the Reasonable Remuneration Exception given the circumstances of the Company and the position held by Mr O'Kronley. The Company considers that the issue of performance rights with vesting conditions is a market standard way to incentivise and reward executives such as Mr O'Kronley and is consistent with remuneration for roles in similar organisations.

Directors' recommendation

The Directors (other than Michael O’Kronley, who has a special interest in Resolution 5) recommend that Shareholders approve Resolution 5.

Resolutions 6 to 12 – Issues of FY26 Share Rights

Introduction

Subject to Shareholder approval being obtained, the Company proposes to issue a total of 1,371,566 Share Rights (FY26 Share Rights) to various related parties as follows:

Name	Relationship to Company	Number
Phillips 66 Company	A substantial (10%+) shareholder who has nominated a director to the Board	195,938 Share Rights
Nick Liveris	Non-executive Director	195,938 Share Rights
Tony Bellas	Non-executive Director	195,938 Share Rights
Sharan Burrow	Non-executive Director	195,938 Share Rights
Ronald Edmonds	Non-executive Director	195,938 Share Rights
Admiral Robert Natter	Non-executive Director	195,938 Share Rights
Jean Oelwang	Non-executive Director	195,938 Share Rights

Mr Suresh Vaidyanathan is not permitted to receive remuneration, including any equity incentives (such as the Share Rights) in his personal capacity under the terms of his employment with Phillips 66 Company and terms of engagement with the Company. Accordingly, subject to Shareholder approval, the Company proposes to issue the Share Rights that he would have received to Phillips 66 Company instead.

The issue of the FY26 Share Rights are to be put to Shareholders for approval under Resolutions 6 to 12.

Value of FY26 Share Rights

The FY26 Share Rights to be issued to each Non-Executive Director. Each have a fixed value of AUD$0.42 per Share Right (based on the USD/AUD spot price of $0.668335 as at 31 December 2025). The number of FY26 Share Rights to be issued has been calculated by dividing the AUD value of the Share Rights by the closing share price of the Company's Shares on ASX on 31 December 2025 ($0.42 per Share), being the last trading day of the financial year.

The FY26 Share Rights will automatically vest on 31 December 2026 (Vesting Date), provided that the relevant Non-Executive Director holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle the holder of the Share Rights, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will automatically

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director. For example, if a Non- Executive Director who is issued FY26 Share Rights ceases to hold office on 30 June, then that Non- Executive Director's Share Rights will lapse and that Non-Executive Director will be entitled to 97,969 Shares for nil consideration (rather than the 195,938 Shares they would have been entitled to had they remained as a Director as at the Vesting Date).

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable, or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to each of the Non-Executive Directors as they are related parties of the Company.

Section 211 of the Corporations Act provides an exception to the prohibition in Chapter 2E of the Corporations Act, such that shareholder approval is not required where the financial benefit is given to a related party as an officer or employee of the Company and to give the remuneration would be reasonable given the circumstances of the company and the related party's circumstances (including the responsibilities involved in the office or employment) (Reasonable Remuneration Exception).

The Directors consider that the proposed grant of the FY26 Share Rights (as contemplated in Resolutions 6 to 12) falls within the Reasonable Remuneration Exception given the circumstances of the Company and the position held by the proposed recipients of the FY26 Share Rights. The Company considers that the issue of the FY26 Share Rights as part of the recipients' remuneration packages is a market standard way to incentivise and reward officers (noting the Company's dual listing status) and is considered reasonable remuneration in the circumstances.

Shareholder Approval under Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the FY26 Share Rights to the above-mentioned parties falls within Listing Rule 10.11.1 (except for Phillips 66, which falls within Listing Rule 10.11.3) and none of the exceptions under Listing Rule 10.12 apply, such that Shareholder approval is required under Listing Rule 10.11.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Resolutions 6 to 12 seek Shareholder approval under Listing Rule 10.11 for the issue of the FY26 Share Rights to the above-mentioned parties.

Listing Rule 7.2 (Exception 14) provides that an issue of securities made with the approval of shareholders under Listing Rule 10.11 will not require further shareholder approval under Listing Rule 7.1. Accordingly, if Shareholders approve Resolutions 6 to 12, the issue of the FY26 Share Rights will not count towards the Company's Placement Capacity calculated under Listing Rule 7.1.

If Resolutions 6 to 12 are passed, the Company will be able to validly issue the FY26 Share Rights to the above mentioned parties and those securities will not be counted towards the Company's Placement Capacity.

If any of Resolutions 6 to 12 are not passed, the Company will not be able to proceed with the issue of those FY26 Share Rights which are the subject of the respective resolution/s, and will seek alternative arrangements to compensate/incentivise the proposed recipients. For the avoidance of doubt, Resolutions 6 to 12 are not mutually dependent on each other.

Resolutions 6 to 12 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolutions 6 to 12:

Listing Rules	Information required by Listing Rule 10.13 (Resolutions 6 to 12)
Name of the person Listing Rule 10.13.1

The persons participating in the proposed issue of the FY26 Share Rights (together, the Proposed Recipients) are as follows:

•
Phillips 66 Company, pursuant to Resolution 6.
•
Nick Liveris (or his nominee), pursuant to Resolution 7.
•
Tony Bellas (or his nominee), pursuant to Resolution 8.
•
Sharan Burrow (or her nominee), pursuant to Resolution 9.
•
Ronald Edmonds (or his nominee), pursuant to Resolution 10.
•
Admiral Robert J Natter (or his nominee), pursuant to Resolution 11.
•
Jean Oelwang (or her nominee), pursuant to Resolution 12.

Applicable category under Listing Rule 10.11.1 – 10.11.5 Listing Rule 10.13.2

Each of the Proposed Recipients, other than Phillips 66 Company, is a director of the Company and is therefore a related party within the category set out in Listing Rule 10.11.1. Any nominee of these Proposed Recipients would be an associate and would therefore fall into the category set out in Listing Rule 10.11.4.

Phillips 66 Company is a substantial (10%) holder in the Company and has nominated a director to the board of the Company, and therefore falls within the category set out in Listing Rule 10.11.3.

Number and class of securities Listing Rule 10.13.3	Each of the Proposed Recipients will be issued 195,938 Share Rights.
Summary of the material terms of the securities Listing Rule 10.13.4

The FY26 Share Rights are Share Rights. The material terms of the FY26 Share Rights are summarised above. Upon vesting of the FY26 Share Rights, fully paid ordinary shares in the capital of the Company will be issued, ranking equally with existing Shares on issue.

Date on which the Company will issue the securities

The FY26 Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Listing Rule 10.13.5
The price or other consideration the Company will receive for the issue Listing Rule 10.1.6	The FY26 Share Rights will be issued for nil cash consideration, and therefore no funds will be raised from the proposed issues under Resolutions 6 to 12.
The purpose of the issue, including the intended use of funds Listing Rule 10.13.7

The proposed issue of FY26 Share Rights is intended to:

1.
remunerate those Proposed Recipients who are directors of the Company; and
2.
provide Phillips 66 Company with equity in the Company in lieu of providing remuneration to Mr Suresh Vaidyanathan for performance of his duties as a director of the Company.

Details of the director's current total remuneration package Listing Rule 10.13.8	Details of the current total remuneration package for each of the Proposed Recipients who are directors of the Company is as follows:
•
Nick Liveris' current total remuneration package for his role as a Non- Executive Director and member of the Nominating and Corporate Governance Committee consists of Director's fees of USD $110,000 (comprising USD $55,000 in cash with the balance granted as Share Rights).

•
Tony Bellas's current total remuneration package for his role as a Non- Executive Director, Chair of the Audit & Risk Management Committee, member of the Remuneration Committee and member of the Nominating and Corporation Governance Committee consists of Director's fees of USD $137,500 (comprising USD $82,500 in cash with the balance granted as Share Rights).

•
Sharan Burrow's current total remuneration package for her role as a Non-Executive Director, member of the Remuneration Committee and member of Audit & Risk Management Committee consists of Director's fees of USD $122,500 (comprising USD $67,500 in cash with the balance granted as Share Rights).

•
Ronald Edmonds' current total remuneration package for his role as a Non-Executive Chairman, member of Audit & Risk Committee, and Chair of Nominating and Corporate Governance Committee consists of Director's fees of USD $185,000 (comprising USD $130,000 in cash with the balance granted as Share Rights).

•
Admiral Robert J Natter's current total remuneration package for his role as a Non-Executive Deputy Chairman, member of Audit & Risk Management Committee, and member of Nominating and Corporate Governance Committee consists of Director's fees of USD $160,000 (comprising USD $105,000 in cash with the balance granted as Share Rights).

•
Jean Oelwang's current total remuneration package for her role as a Non-Executive Director, Chair of the Remuneration Committee and member of the Nominating and Corporate Governance Committee consists of Director's fees of USD $125,000 (comprising USD $70,000 in cash with the balance granted as Share Rights).

Summary of any other material terms of the agreement which	Other than those set out in in this Explanatory Memorandum, there are no other material terms relevant to the proposed issue of FY26 Share Rights under Resolutions 6 to 12.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

securities are issued under Listing Rule 10.13.9
Voting exclusion statement Listing Rule 10.13.10	A voting exclusion statement for Resolutions 6 to 12 has been included in this Notice.

Directors' recommendation:

The Directors (other than Suresh Vaidyanathan, who has a special interest in Resolution 6) recommend that Shareholders approve Resolution 6.

The Directors (other than Nick Liveris, who has a special interest in Resolution 7) recommend that Shareholders approve Resolution 7.

The Directors (other than Tony Bellas, who has a special interest in Resolution 8) recommend that Shareholders approve Resolution 8.

The Directors (other than Sharan Burrow, who has a special interest in Resolution 9) recommend that Shareholders approve Resolution 9.

The Directors (other than Ronald Edmonds, who has a special interest in Resolution 10) recommend that Shareholders approve Resolution 10.

The Directors (other than Admiral Robert J Natter, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 12) recommend that Shareholders approve Resolution 12.

Resolution 13 – Approval of additional 10% placement capacity under Listing Rule 7.1A

Background to Listing Rule 7.1A

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

Under Listing Rule 7.1A, an eligible entity may seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase the 15% limit under Listing Rule 7.1 by an extra 10%, to 25% (Additional 10% Placement Capacity).

Under Chapter 19 of the Listing Rules, an ‘Eligible Entity’ means an entity which is not included in the S&P/ASX 300 Index and which has a market capitalisation of $300 million or less. Whether the Company is an 'Eligible Entity' will be determined at the time of the Meeting. As at the date of this Notice, the Company is an Eligible Entity as both of these conditions are satisfied having regard to the market price of the Company's Shares (being $0.33 per Share as at 3 March 2026).

Resolution 13 seeks Shareholder approval by way of special resolution for the Company to be granted the Additional 10% Placement Capacity provided for in Listing Rule 7.1A. If Resolution 13 is passed, the Company will be able to issue equity securities up to the combined 25% limit in Listing Rules 7.1 and 7.1A without any further Shareholder approval.

If Resolution 13 is not passed, the Company will not be able to access the Additional 10% Placement Capacity to issue equity securities without Shareholder approval provided for in Listing Rule 7.1A and will remain subject to the 15% limit on issuing equity securities without Shareholder approval set out in Listing Rule 7.1.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

The Directors advise that, in the event that the Company does not meet the requirements of an 'Eligible Entity' for the purposes of Listing Rule 7.1A (within the meaning of Chapter 19 of the Listing Rules) on the last trading day before the date of the Meeting, the Chairman will withdraw this Resolution 13.

Information required by Listing Rule 7.3A

In accordance with Listing Rule 7.3A, the following information is provided in relation to Resolution 13:

(a)
Period for which the Additional 10% Placement Capacity is valid

If Resolution 13 is approved, the Additional 10% Placement Capacity will commence on the date of the Meeting and expire on the first to occur of the following:

(i)
the date that is 12 months after the date of this Meeting;
(ii)
the time and date of the Company’s next annual general meeting; and
(iii)
the time and date of approval by Shareholders of any transaction under Listing Rule 11.1.2 (a significant change in the nature or scale of activities) or Listing Rule 11.2 (disposal of the main undertaking).
(b)
Minimum Price at which the equity securities may be issued

Any equity securities issued under the Additional 10% Placement Capacity must be in an existing quoted class of equity securities and be issued at a minimum price of 75% of the volume weighted average price of equity securities in that class, calculated over the 15 trading days on which trades in that class were recorded immediately before:

(i)
the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the equity securities; or
(ii)
if the equity securities are not issued within 10 trading days of the date above, the date on which the equity securities are issued.
(c)
Use of funds raised under the Additional 10% Placement Capacity

Any funds raised by an issue of equity securities under the Additional 10% Placement Capacity may be used for purposes which include:

(i)
continued investment in the Company's current assets;
(ii)
the assessment and acquisition of new assets and other investment opportunities; and
(iii)
ongoing future working capital purposes.
(d)
Risk of Economic and Voting Dilution

Any issue of equity securities under the Additional 10% Placement Capacity will dilute the interests of Shareholders who do not receive any Shares under the issue.

If Resolution 13 is approved and the Company issues the maximum number of equity securities available under the Additional 10% Placement Capacity, the economic and voting dilution of existing Shares would be as shown in the table below.

The table below shows the potential voting dilution impact on existing Shareholders calculated in accordance with the formula outlined in Listing Rule 7.1A.2, where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the Additional 10% Placement Capacity.

The calculations are based on the closing market price of Shares and the number of equity securities on issue as at 3 March 2026.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Issued share capital			Funds raised
(Variable A in Listing Rule 7.1A.2)		10% voting dilution	Issue price of $0.16 (50% decrease in market price)	Issue price of $0.33 (market price as at 3 March 2026)	Issue price $0.66 (100% increase in market price)
Current	860,913,164	86,091,316	$13,774,611	$28,410,134	$56,820,269
50% increase	1,291,369,746	129,136,975	$20,661,916	$42,615,202	$85,230,403
100% increase	1,721,826,328	172,182,633	$27,549,221	$56,820,269	$113,640,538

Shareholders should note that:

(i)
the number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro rata rights issue, scrip issued under a takeover offer or upon exercise of convertible securities) or that are issued with Shareholder approval under Listing Rule 7.1;
(ii)
the 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
(iii)
the table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the Additional 10% Placement Capacity, based on that Shareholder's holding at the date of the Meeting;
(iv)
the market price for the Company’s Shares may be significantly lower on the issue date than on the date of the Meeting, and the Shares issued under the Additional 10% Placement Capacity may be issued at a discount to the market price for those Shares on the date of issue;
(v)
the table shows only the effect of issues of equity securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1; and
(vi)
the table has been prepared on the basis of the following assumptions:
•
the issue prices are based on the current market price of $0.33, being the closing price of the Shares on ASX on 3 March 2026;
•
the calculations of 'Variable A' are based on the current number of ordinary securities on issue as at 3 March 2026 (being 860,913,164);
•
the Company has not issued any Equity Securities in the 12 months prior to the Meeting that were not issued under an exception in Listing Rule 7.2 or with approval under Listing Rule 7.1 or Listing Rule 7.4;
•
no convertible securities currently on issue are exercised or converted into Shares before the date of the issue of equity securities under the Additional 10% Placement Capacity;
•
the Company issues the maximum possible number of Equity Securities under the Additional 10% Placement Capacity;
•
the issue of equity securities under the Additional 10% Placement Capacity consists only of Shares. If the issue of equity securities under the Additional 10% Placement Capacity includes quoted options, it is assumed that no options are exercised into Shares for the purpose of calculating the voting dilution effect on existing Shareholders.
(e)
Allocation policy under the Additional 10% Placement Capacity

The Company's allocation policy is dependent on the prevailing market conditions at the time of any issue pursuant to the Additional 10% Placement Capacity. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors which include, but are not limited to, the following:

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

(i)
the methods of raising funds that are available to the Company, including rights issues or other issues in which existing security holders can participate;
(ii)
the effect of the issue of the equity securities on the control of the Company;
(iii)
the purpose of the issue;
(iv)
the circumstances of the Company, including its financial situation and solvency at the time of the proposed issue;
(v)
prevailing market conditions; and
(vi)
advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional 10% Placement Capacity have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new investors who are not related parties of or associates of a related party of the Company.

(f)
Previous approval under Listing Rule 7.1A

In the 12 months preceding the date of the Meeting and as at the date of this Notice, the Company has not issued or agreed to issue any equity securities under Listing Rule 7.1A.

(g)
Voting Exclusion Statement

At the date of the Notice, the Company is not proposing to make an issue of equity securities under Listing Rule 7.1A and has not approached any existing Shareholders or securityholders to participate in any such issue.

Accordingly, it is not known who will participate in any proposed issue under the Additional 10% Placement Capacity and Shareholders must therefore consider Resolution 13 on the basis that they may or may not get a benefit, that it is possible that their holding will be diluted and that there is no reason to exclude their votes.

In the event that between the date of the Notice and the date of the Meeting, the Company proposes to make an issue of equity securities under Listing Rule 7.1A, the Company will disregard any votes cast in favour of Resolution 13 by any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Shares).

Board recommendation

Resolution 13 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

The Board believes that the Additional 10% Placement Capacity is beneficial for the Company as it will give the Company the flexibility to issue further securities representing up to 10% of the Company’s share capital during the next 12 months without Shareholder approval.

Accordingly, the Board unanimously recommends that Shareholders vote in favour of Resolution 13.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Glossary

The following terms used in the Notice and Explanatory Memorandum are defined as follows:

2025 EGM means the Extraordinary General Meeting held by the Company on 22 January 2025.

AEST means Australian Eastern Standard Time.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

AUD means Australian Dollars.

Board means the board of Directors of the Company from time to time.

Business Day means a day which is not a Saturday, Sunday or a public holiday in Brisbane, Queensland.

Chair means the person appointed Chair of the Meeting.

Closely Related Party in the context of a member of Key Management Personnel, means a spouse or child of the member; or a child of the member's spouse; or a dependent of the member or the member's spouse; or anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the entity or a company the member controls; or a person prescribed by the Corporations Regulations 2001 (Cth).

Company means Novonix Limited ACN 157 690 830.

Constitution means the constitution of the Company as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

Director's fees has the same meaning given in the Listing Rules.

Directors' Report means the report required to be prepared by the Company pursuant to section 298 of the Corporations Act.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

FY26 Performance Rights means the 5,862,567 Performance Rights proposed to be issued to Mr Michael O'Kronley under the terms of the Company's existing Performance Rights Plan pursuant to Resolution 5.

FY26 Share Rights means the 1,371,566 Share Rights proposed to be issued to the Proposed Recipients pursuant to Resolutions 6 to 12.

Key Management Personnel has the same meaning given in the Listing Rules.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Annual General Meeting of Shareholders to be held on 15 April 2025 as convened by the accompanying Notice.

Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to be issued a Share, issued under the Option Plan.

Option Plan means the Company's Executive Option Plan.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Performance Right means a performance right issued under the Performance Rights Plan.

Performance Rights Plan means the Company's Performance Rights Plan, summarised in Annexure A.

Phillips 66 or Phillips 66 Company means Phillips 66 Company, a Delaware corporation, of 2331 CityWest Blvd., Houston, Texas 77042, United States.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Placement Capacity means the amount of securities that can be issued by the Company over a 12 month rolling period without Shareholder approval, which is broadly equivalent to 15% of the Company's current issued capital (subject to applicable adjustments under the Listing Rules).

Proposed Recipients means the intended recipients of the FY26 Share Rights which the Company proposes to issue pursuant to Resolutions 6 to 12, namely Phillips 66 Company, Nick Liveris, Tony Bellas, Sharan Burrow, Ronald Edmonds, Admiral Robert J Natter and Jean Oelwang.

Proxy Form means the proxy form accompanying the Notice.

Remuneration Report means that section of the Directors' Report which is included pursuant to section 300A(1) of the Corporations Act.

Shareholder means a holder of Shares.

Share means a fully paid ordinary share in the Company.

Share Right means the class of securities described in the Explanatory Memorandum.

Special Resolution means a resolution passed by more than 75% of the votes cast by those entitled to vote on the resolution.

USD means United States Dollars.

Vesting Date has the meaning given to that term in the Explanatory Memorandum.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Annexure A

Summary of the terms of the Performance Rights Plan

Term	Summary of term
Administration and terms of grant

A grant of Performance Rights under the Performance Rights Plan is subject to the rules of the Performance Rights Plan and if relevant, the terms of the specific grant.

The Board has a wide discretion to determine any vesting conditions, and the terms of, Performance Rights granted under the Performance Rights Plan.

Eligibility to participate	The Performance Rights Plan will be open to eligible participants (including Directors, employees and consultants) of the Company or any of its subsidiaries who the Board designates as being eligible.
Grant of Performance Rights

Performance Rights will be offered to eligible participants for no consideration under the Performance Rights Plan. The offer must be in writing, dated and specify, amongst other things, the number of Performance Rights for which the participants may accept and the date for acceptance, the date on which the Performance Rights vest and any conditions to be satisfied before vesting, and any other terms attaching to the rights.

Permitted Nominee

A participant that receives an offer for the grant of Performance Rights may nominate a body corporate Controlled by that participant, or any other entity to hold the rights on their behalf and the Board has discretion whether or not to accept such a nomination.

Vesting of Performance Rights

The Performance Rights vest upon satisfaction of any vesting conditions and any other conditions contained in the offer, provided any acquisition of Shares does not breach Corporations Act or the Listing Rules, if applicable. Each vested Performance Right entitles the holder to be issued one Share after the vesting date.

Cash settlement

The Board may, in its discretion, substitute the issue of Shares on vesting of Performance Rights by making a cash payment in an amount equivalent in value to the number of Shares to which the holder would otherwise be entitled on vesting of the Performance Rights multiplied by the market value of the Share on the date the Performance Rights vested.

Lapse

Unless the Board determines otherwise, unvested Performance Rights shall lapse immediately upon lawful termination or resignation of employment or consultancy arrangement, or if the rights are held by a permitted nominee and the grantee of the rights loses ‘control’ of that nominee, those rights will lapse immediately.

Rights of participants

Performance Rights issued under the Performance Rights Plan do not entitle the holder to notice of, or to vote at, or attend shareholders’ meetings, or to receive any dividends declared by the Company.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Term	Summary of term

Should the Company undergo a reorganisation or reconstruction of capital or any other such change, the number of Shares over which a Right exists will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Quotation

Performance rights will not be quoted on the ASX. the Company will apply for official quotation of any Shares issued under the Performance Rights Plan in accordance with the Listing Rules and having regard to any disposal restrictions.

Assignment	Performance rights are not transferable or assignable without the prior written consent of the Board.
Termination or amendment

The Performance Rights Plan may be terminated or suspended at any time by the Board. To the extent permitted by the Corporations Act and the Listing Rules, the Board retains the discretion to vary the terms and conditions of the Performance Rights Plan except where the amendment would have the effect of materially adversely affecting or prejudicing the rights of any participant holding Performance Rights.

Change of control

In the event of a change of control event, the Board has discretion to determine whether unvested Performance Rights (or a pro-rata proportion of such rights) will automatically vest. If the Board determines that the rights will not vest, the rights will lapse or the Board may arrange for rights in the bidder to be granted to the holders on terms decided by the Board. If the Board determines that unvested rights will vest, the Board may issue shares to the holders of such rights, or arrange for shares or rights to be issued to holders of Performance Rights by the bidder, or any combination of the foregoing.

NVX 2026 AGM - Notice of Meeting

Novonix Limited

ACN 157 690 830

Proxy Form

NVX 2026 AGM - Notice of Meeting

NOVONIXTMNOVONIX Limited ABN 54 157 690 830 LODGE YOUR VOTE ONLINE https://au.investorcentre.mpms.mufg.comBY MAIL NOVONIX Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND MUFG Corporate Markets (AU) Limited Parramatta Square, Level 22, Tower 6, 10 Darcy Street, Parramatta NSW 2150 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 LODGEMENT OF A PROXY FORM This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (Brisbane time) on Monday, 13 April 2026, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE https://au.investorcentre.mpms.mufg.comLogin to the Investor Centre website using the holding details as shown on the Voting Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). BY MOBILE DEVICE QR Code Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link https://au.investorcentre.mpms.mufg.com into your mobile device. Log in using the Holder Identifier and postcode for your shareholding. To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device. HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as they choose. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at support@cm.mpms.mufg.com prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets.

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6 X99999999999 PROXY FORM I/We being a member(s) of NOVONIX Limited and entitled to attend and vote hereby appoint: APPOINT A PROXY the Chairman of the Meeting (mark box) OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy Name Email or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 9:00am (Brisbane time) on Wednesday, 15 April 2026 (the Meeting) and at any postponement or adjournment of the Meeting. The Meeting will be conducted as a hybrid event. You can participate by attending in person at the Offices of Allens, Level 26, 480 Queen Street, Brisbane QLD or logging in online at https://meetings.openbriefing.com/NVXAGM26 (refer to details in the Virtual Meeting Online Guide). Important for Resolutions 1, 5, 6, 7, 8, 9, 10, 11 & 12: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 1, 5, 6, 7, 8, 9, 10, 11 & 12, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chairman of the meeting intends to vote undirected proxies in FAVOUR of all Resolutions. VOTING DIRECTIONS Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an Resolutions 1 Remuneration Report (Non-Binding) 2 Re-election of Director – Admiral Robert J Natter 3 Re-election of Director – Mr Ronald Edmonds 4 Approval of Performance Rights Plan 5 Issue of FY26 Performance Rights to Mr Michael O’Kronley 6 Issue of FY26 Share Rights to Phillips 66 Company 7 Issue of FY26 Share Rights to Mr Nick Liveris 8 Issue of FY26 Share Rights to Mr Tony Bellas For Against Abstain* * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted i in computing the required majority on a poll. For Against Abstain* 9 Issue of FY26 Share Rights to Ms Sharan Burrow AC 10 Issue of FY26 Share Rights to Mr Ronald Edmonds 11 Issue of FY26 Share Rights to Admiral Robert J Natter 12 Issue of FY26 Share Rights to Ms Jean Oelwang 13 Approval of additional 10% placement capacity under Listing Rule 7.1A SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual) Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). NVX PRX2601N STEP 1 STEP 2 STEP 3

Before you begin

Ensure your browser is compatible. Check your current browser by going to the website: whatismybrowser.com

Supported browsers are:

•
Chrome – Version 44 & 45 and after
•
Edge – 92.0 and up

To attend and vote you must have your shareholder number and postcode.

Appointed Proxy: Your proxy number will be provided by MUFG before the meeting.

Please make sure you have this information before proceeding.

Online Meeting Guide

Corporate Markets

Online Meeting Guide

Step 1

Open your web browser and go to

https://meetings.openbriefing.com/NVXAGM26

Step 2

Log in to the portal using your full name, mobile number and email address, and participant type

Please read and accept the terms and conditions before clicking on the ‘Register and Watch Meeting’ button.

•
On the left – a live webcast of the Meeting starts automatically once the meeting has commenced. If the webcast does not start automatically please press the play button and ensure the audio on your computer or device is turned on.
•
On the right – the presentation slides that will be addressed during the Meeting
•
At the bottom – buttons for ‘Get a Voting Card’, ‘Ask a Question’ and a list of company documents to download

Note: If you close your browser, your session will expire and you will need to re-register. If using the same email address, you can request a link to be emailed to you to log back in.

1.
Get a Voting Card

To register to vote – click on the ‘Get a Voting Card’ button.

This will bring up a box which looks like this.

If you are an individual or joint shareholder you will need to register and provide validation by entering your shareholder number and postcode.

If you are an appointed Proxy, please enter the Proxy Number issued by MUFG in the PROXY DETAILS section. Then click the ‘SUBMIT DETAILS AND VOTE’ button.

Once you have registered, your voting card will appear with all of the resolutions to be voted on by shareholders at the Meeting (as set out in the Notice of Meeting). You may need to use the scroll bar on the right hand side of the voting card to view all resolutions.

Shareholders and proxies can submit a either Full Vote or Partial Vote.

2 • Online Meeting Guide

Full Votes

To submit a full vote on a resolution ensure you are in the ‘Full Vote’ tab. Place your vote by clicking on the ‘For’, ‘Against’, or ‘Abstain’ voting buttons.

Partial Votes

To submit a partial vote on a resolution ensure you are in the ‘Partial Vote’ tab. You can enter the number of votes (for any or all) resolution/s. The total amount of votes that you are entitled to vote for will be listed under each resolution. When you enter the number of votes it will automatically tally how many votes you have left.

Note: If you are submitting a partial vote and do not use all of your entitled votes, the un-voted portion will be submitted as No Instruction and therefore will not be counted.

Once you have finished voting on the resolutions scroll down to the bottom of the box and click on the ‘Submit Vote’ or ‘Submit Partial Vote’ button.

Note: You can close your voting card without submitting your vote at any time while voting remains open. Any votes you have already made will be saved for the next time you open up the voting card. The voting card will appear on the bottom left corner of the webpage. The message ‘Not yet submitted’ will appear at the bottom of the page.

You can edit your voting card at any point while voting is open by clicking on ‘Edit Card’. This will reopen the voting card with any previous votes made.

Online Meeting Guide • 3

Online Meeting Guide continued

2. How to ask a question

Note: Only verified Shareholders, Proxyholders and Corporate Representatives are eligible to ask questions.

If you have yet to obtain a voting card, you will be prompted to enter your shareholder number and postcode or proxy details before you can ask a question. To ask a question, click on the ‘Ask a Question’ button either at the top or bottom of the webpage.

2a. How to ask a written question

The ‘Ask a Question’ box will pop up and you have the option to type in a written question of ask an audio question over the phone line.

In the ‘Regarding’ section click on the drop down arrow and select the category/resolution for your question.

Click in the ‘Question’ section and type your question and click on 'Submit'

A ‘View Questions’ box will appear where you can view your questions at any point. Only you can see the questions you have asked.

If your question has been answered and you would like to exercise your right of reply, you can submit another question.

Note, the company will do their best to address all questions.

2b. How to ask an audio question

Step 1

Click on ‘Go to Web Phone’

Step 2

Type in your name and hit the green call button. You will then be in the meeting and able to listen to proceedings.

4 • Online Meeting Guide

Step 3

A box will pop up with a microphone test. Select ‘Start Call’

Step 4

You are now in the meeting (on mute) and will be able to listen to proceedings.

When the Chair calls for questions or comments on each item of business, press *1 on the keypad on your screen for the item of business that your questions or comments relates to. if at any time you no longer wish to ask a question or make a comment, you can lower your hand by pressing *2 on the keypad.

Step 5

When it is time to ask your question or make your comment, the moderator will introduce you to the meeting. Your line will be unmuted and you will be prompted to speak. If you have also joined the Meeting online, please mute your laptop, desktop, tablet or mobile device before you speak to avoid technical difficulties for you and other shareholders.

Step 6

Your line will be muted once your question or comment has been asked / responded to

Step 7

You can hang up and resume watching the meeting via the online platform. If you would like to ask a question on another item of business, you can repeat the process above.

Please ensure you have muted the webcast audio.

3. Downloads

View relevant documentation in the Downloads section.

4. Voting closing

Voting will end 5 minutes after the close of the Meeting.

At the conclusion of the Meeting a red bar with a countdown timer will appear at the top of the Webcast and Slide screens advising the remaining voting time. If you have not submitted your vote, you should do so now.

Once voting has been closed all submitted voting cards cannot be changed.

Contact us

Australia T +61 1800 990 363	MUFG0004.D SVWQ 01/25 ISS11